10026065

COMMISSION
549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 45375

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COLE CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2575 East Camelback Road, Suite 500
(No. and Street)

Phoenix (City) AZ (State) 85016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bryan Weaver (602) 716-8887
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen LLP
(Name – *if individual, state last, first, middle name*)

501 N 44th Street, Suite 300 (Address) Phoenix (City) AZ (State) 85016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc T. Nemer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cole Capital Corporation, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Arizona
Maricopa County
Christian G Sorgel
My Commission Expires
04/29/2010

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Cole Capital Corporation

Independent Auditor's Report
and Financial Statements
December 31, 2009

Cole Capital Corporation
Table of Contents
December 31, 2009

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Stockholder
Cole Capital Corporation
Phoenix, Arizona

We have audited the accompanying statement of financial condition of Cole Capital Corporation (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, substantially all of the Company's revenues were derived from one REIT to which the advisor is affiliated with the Company through common management and control.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Phoenix, Arizona
February 22, 2010

Cole Capital Corporation
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$ 2,308,969
Prepaid expenses	30,608
Accounts receivable	20,553
	$ 2,360,130

Liabilities and Stockholder's Equity

Liabilities	
Accrued expenses	$ 1,268,648
Stockholder's equity	
Common stock, no par value; authorized 1,000,000 shares; 13,600 shares issued and outstanding	13,600
Contributed capital	6,589,000
Accumulated deficit	(5,511,118)
	1,091,482
	$ 2,360,130

Cole Capital Corporation
Statement of Operations
Year Ended December 31, 2009

Revenue	
Broker-dealer commissions	$ 66,528,715
Dealer manager fees	19,310,175
	85,838,890
Operating expenses	
Broker-dealer commissions and dealer manager fees	75,625,946
Wholesale commissions and other compensation	11,637,254
Professional fees and other	1,724,077
	88,987,277
Operating loss	(3,148,387)
Interest income	5,642
Net loss	$ (3,142,745)

Cole Capital Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Stock Shares	Common Stock Amount	Contributed Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2008	13,600	$ 13,600	$ 4,089,000	$ (2,368,373)	$ 1,734,227
Contributions from stockholder			2,500,000		2,500,000
Net loss				(3,142,745)	(3,142,745)
Balance, December 31, 2009	13,600	$ 13,600	$ 6,589,000	$ (5,511,118)	$ 1,091,482

Cole Capital Corporation
Statement of Cash Flows
Year Ended December 31, 2009

Operating activities	
Net loss	$ (3,142,745)
Adjustments to reconcile net loss to net cash used in operating activities	
Change in assets	
Increase in prepaid expenses	(5,373)
Increase in accounts receivable	(2,433)
Change in liabilities	
Decrease in accrued expenses	(753,207)
Decrease in due to affiliates	(18,120)
Net cash used in operating activities	(3,921,878)
Financing activities	
Contributions from stockholder	2,500,000
Net decrease in cash and cash equivalents	(1,421,878)
Cash and cash equivalents	
Beginning of year	3,730,847
End of year	$ 2,308,969

Note 1 Nature of Business and Significant Accounting Policies

Nature of Business

Cole Capital Corporation (the Company) is licensed to operate as a broker-dealer, under the Securities Exchange Act of 1934. The Company's principal business is to act as the sales agent or dealer manager for the private placement of real estate limited partnerships, public non-traded real estate investment trusts (REIT), and other securities offered by affiliates of the Company (the Offerings).

Summary of Significant Accounting Policies

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting policies is as follows:

Cash and Cash Equivalents—For purposes of these financial statements, the Company considers all highly liquid investment instruments purchased with a maturity date of three months or less to be cash equivalents.

Revenue Recognition—Broker-dealer commissions, dealer manager and service fee revenue is recognized on the date the investor acquires an interest in the offerings. Such revenues are defined in the private offering memorandums or registration statement of such Offerings.

Income Taxes— The Company has elected under the Internal Revenue Code to be taxed as a Qualified Subchapter S Subsidiary. In lieu of corporate income taxes, the stockholders of the S Corporation Parent are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for income taxes is included in the financial statements.

The Company is not subject to federal income tax, but may be subject to certain state income taxes. The Financial Accounting Standards Board (FASB) provides guidance for how uncertain income tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2009, management has determined that there are no material uncertain income tax positions.

Concentration of Credit Risk—The Company maintains its cash in bank deposit accounts, which at times, significantly exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 1 Nature of Business and Significant Accounting Policies, *continued*

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements— In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification™* and the Hierarchy of Generally Accepted Accounting Principles. The FASB *Accounting Standards Codification™* (the Codification) will become the source of authoritative GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for Securities and Exchange Commission registrants. The Codification became effective on July 1, 2009 and superseded all then-existing non-Securities and Exchange Commission accounting and reporting standards. All other non-grandfathered non-Securities and Exchange Commission accounting literature not included in the Codification is nonauthoritative. The Company adopted the Codification beginning on July 1, 2009. Because the Codification is not intended to change GAAP, it did not have a material impact on the Company's financial position and results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48) codified primarily into Accounting Standards Codification (ASC) 740, *Income Taxes* (ASC 740). ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain non-public enterprises to annual financial statements for fiscal years beginning after December 15, 2008. Accordingly, the Company adopted FIN 48 beginning on January 1, 2009. The Company has evaluated the provisions of FIN 48 and the adoption of FIN 48 did not have a material impact on the Company's financial position and results of operations.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events*, codified primarily in ASC 855, *Subsequent Events* (ASC 855), which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. ASC 855 was effective for the Company beginning on April 1, 2009. The Company evaluated subsequent events through the date of issuance of these financial statements, February 22, 2010.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* (SFAS 167). SFAS 167, which has not yet been codified in the ASC, amends FIN 46(R) to require an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. This statement requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This statement is effective for the Company on January 1, 2010. The adoption of this guidance is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 2 Accrued Expenses

Accrued expenses consist primarily of commissions payable to the Company's registered representatives for capital raised in securities offerings of affiliates of the Company.

Note 3 Related Party Transactions

Revenue—Substantially all revenue is earned by the Company for introducing registered representatives of non-affiliated broker dealers to various investment programs sponsored by affiliates of the Company. For the year ended December 31, 2009, substantially all of these revenues were derived from one REIT to which the advisor is affiliated with the Company through common management and control.

Expenses—For the year ended December 31, 2009, the Company paid $1,470,000 in management fees to a company affiliated through common management and control. This affiliate provided office space, administrative, management, and payroll services to the Company.

Note 4 Net Capital Rule

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital and a net capital requirement of $1,040,321 and $84,577, respectively, which was $955,744 in excess of its required net capital. The Company's net capital ratio was 1.22 to 1.

Note 5 Customer Protection Rule

Pursuant to the customer protection provisions of Rule 15c3-3 (k)(2)(i) under the Securities Exchange Act of 1934, brokers and dealers are required to disclose certain information over the physical possession or control of securities and are required to maintain certain cash reserves. The Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to customers. The Company, therefore, is exempt from the computation of cash reserve requirements for brokers and dealers.

Supplementary Information

Cole Capital Corporation
Schedule 1
Computation of Net Capital Under Rule 15c3-1
December 31, 2009

Total stockholder's equity	$	1,091,482
Less deductions and/or charges - prepaid expenses and accounts receivable		51,161
Net capital		1,040,321
Minimum net capital requirement (6 $^{2/3}$ % of Aggregate Indebtedness)		84,577
Excess net capital	$	955,744
Aggregate indebtedness - accrued expenses	$	1,268,648
Ratio of aggregate indebtedness to net capital		1.22 to 1

Note: The above computations do not differ from the computation of net capital under SEC Rule 15c3-1 as of December 31, 2009 as filed by Cole Capital Corporation in its unaudited Focus Report Part II A filing. Accordingly, no reconciliation is deemed necessary.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Stockholder
Cole Capital Corporation
Phoenix, Arizona

In planning and performing our audit of the financial statements of Cole Capital Corporation (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Phoenix, Arizona
February 22, 2010